UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Timmins Gold Corp.

(Name of Issuer)

Common shares, no par value

(Title of Class of Securities)

88741P103

(CUSIP Number)

Ryan Caughey, General Counsel of Sentry Investments Inc. and
Corporate Secretary of Sentry Select Capital Corp.,
199 Bay Street, Suite 2700, PO Box 108, Toronto, Ontario, Canada M5L 1E2
Tel: 416.861.8729

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 2, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88741P103

1.	NAME OF REPORTING PERSON Sentry Select Capital Corp.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Province of Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 27,767,900
	8.	SHARED VOTING POWER n/a
	9.	SOLE DISPOSITIVE POWER 27,767,900
	10.	SHARED DISPOSITIVE POWER n/a

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,767,900
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ 
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.0%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 88741P103

1.	NAME OF REPORTING PERSON Sentry Investments Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Province of Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 27,767,900
	8.	SHARED VOTING POWER n/a
	9.	SOLE DISPOSITIVE POWER 27,767,900
	10.	SHARED DISPOSITIVE POWER n/a

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,767,900
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ 
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.0%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 88741P103

1.	NAME OF REPORTING PERSON Sentry Precious Metals Growth Fund
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Province of Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 14,387,000
	8.	SHARED VOTING POWER n/a
	9.	SOLE DISPOSITIVE POWER 14,387,000
	10.	SHARED DISPOSITIVE POWER n/a

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,387,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ 
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14.	TYPE OF REPORTING PERSON OO

Preamble

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on June 9, 2014 (the “Schedule 13D”) by Sentry Precious Metals Growth Fund, Sentry Investments Inc. and Sentry Select Capital Corp. (together, the “Reporting Persons”) with respect to the common shares, no par value, of Timmins Gold Corp. (the “Issuer”).

Item 4.  Purpose of Transaction.

Item 4 is hereby amended and supplemented to add the following information for updating as of the date hereof:

The Reporting Persons and the Issuer entered into a Resolution Agreement on July 2, 2014 (the “Resolution Agreement”) that will avoid a potential proxy contest for the election of directors at the Issuer’s annual and special meeting of shareholders scheduled to be held on July 31, 2014, as such meeting may be adjourned or postponed (the “2014 Meeting”). The following is a brief description of the Resolution Agreement, which description is qualified in its entirety by reference to the full text of the Resolution Agreement which is attached hereto as Exhibit 99.2 and incorporated herein by reference.

Under the terms of the Resolution Agreement, (a) the board of directors of the Issuer (the “Board”) agreed to nominate (i) George Brack, Bruce Bragagnolo, Bryan Coates, Stephen Lang, Luc Lessard, Paula Rogers and Jose Vizquerra Benavides (together, the “Existing Nominees”) and (ii) Anthony Hawkshaw, one of the nominees proposed by Sentry Investments Inc. in the notice to the Issuer of June 27, 2014 (the “New Nominee” and, together with the Existing Nominees, the “Agreed Nominees”), to stand for election at the 2014 Meeting; (b) the Reporting Persons agreed to vote, or cause to be voted, all of the common shares of the Issuer beneficially owned or controlled by the Reporting Persons in favor of resolutions to (i) elect the Agreed Nominees as directors of the Issuer to hold office for the ensuing year; (ii) appoint Deloitte LLP, Chartered Accountants, as the auditor of the Issuer for the ensuing year and to authorize the Board to fix their remuneration; (iii) approve the advance notice policy of the Issuer adopted as of April 3, 2014; and (iv) withdraw the proposed nominees to the Board set forth in the notice of Sentry Investments Inc. to the Issuer dated as of June 27, 2014; (c) until the earlier of the day following the 2015 annual meeting of the shareholders of the Issuer, or any adjournment or postponement thereof, or June 30, 2015, the Reporting Persons agreed not to, directly or indirectly (including, without limitation, by requesting or suggesting that any other person do so or by supporting another person to do so) (i) requisition a meeting of shareholders of the Issuer for the election of directors of the Issuer; (ii) solicit proxies or support in connection with the election of directors of the Issuer; (iii) solicit proxies or support in connection with the removal of any of the Agreed Nominees; (iv) make or propose any shareholder proposal; or (v) make a request for a shareholder list or other similar Issuer books and records; and (d) the Board agreed to (i) maintain the size of the Board at eight directors; (ii) nominate the Agreed Nominees; (iii) recommend that the shareholders of the Issuer vote in favor of the Agreed Nominees; and (iv) deliver to the Issuer’s shareholders a supplement to the management information circular of the Issuer dated June 20, 2014 to give effect to (i), (ii) and (iii).

In addition, under the terms of the Resolution Agreement, the Issuer agreed (a) to cause the complaint filed by the Issuer against the Reporting Persons in the United States District Court for the District of Columbia entitled Timmins Gold Corp. v. Sentry Select Capital Corp., et al., Civil Action No. 14-cv-01063 (RC) (the “Complaint”) to be promptly dismissed with prejudice and without costs (except as specifically set forth in the Resolution Agreement) and (b) not to reinstate or file another complaint with respect to the Schedule 13D. The Issuer agreed to reimburse the Reporting Persons for all reasonable, documented out-of-pocket expenses incurred by the Reporting Persons in connection with the actions of the Reporting Persons relating to the nomination of individuals to serve on the Board described in the Schedule 13D in an amount not to exceed $500,000 (inclusive of applicable taxes and disbursements and exclusive of any “success” or “premium” fee or similar charge that may be payable by the Reporting Persons).

Further, the Issuer and the Reporting Persons agreed to a mutual release from claims arising from (a) the Reporting Persons’ nomination of directors to be elected at the 2014 Meeting and any press release, disclosure statement or report related thereto (the “Proxy Challenge”), including, without limitation, the Schedule 13D; (b) the Issuer’s responses to the Proxy Challenge, including, without limitation, any press release, management information circular, disclosure statement or report related thereto; and (c) the filing of the Complaint.

In connection with the Resolution Agreement, Sentry Investments Inc. issued a news release on July 2, 2014, which is attached as Exhibit B to the Resolution Agreement and incorporated herein by reference.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented to add the following information for updating as of the date hereof:

On July 2, 2014, the Issuer and the Reporting Persons entered into the Resolution Agreement, the terms of which are briefly described in Item 4 of this Schedule 13D.

Item 7.  Material to Be Filed as Exhibits.

Item 7 is hereby amended to replace Exhibit 1 with the following exhibit:

Exhibit 99.1 – Joint Filing Agreement

Item 7 is hereby amended and supplemented to add the following exhibit:

Exhibit 99.2 – Resolution Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 2, 2014

SENTRY PRECIOUS METALS GROWTH FUND

By:	Sentry Investments Inc., its trustee and manager

	By:	/s/ Ryan Caughey
	Title:	General Counsel

SENTRY INVESTMENTS INC.

By:	/s/ Ryan Caughey
Title:	General Counsel

SENTRY SELECT CAPITAL CORP.

By:	/s/ Ryan Caughey
Title:	Corporate Secretary

EXHIBIT 99.1

Agreement of Joint Filing
Timmins Gold Corp.
Common shares, no par value

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D, and any and all amendments thereto, may be filed on behalf of each of the undersigned with respect to the above referenced securities and that this Agreement be included as an Exhibit to such filing.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of this June 6, 2014.

Sentry Precious Metals Growth Fund by its manager and trustee, Sentry Investments Inc.

/s/ Ryan Caughey
(Signature)

Ryan Caughey, General Counsel, Sentry Investments Inc.
(Name and Title)

Sentry Investments Inc.

/s/ Ryan Caughey
(Signature)

Ryan Caughey, General Counsel
(Name and Title)

Sentry Select Capital Corp.

/s/ Ryan Caughey
(Signature)

Ryan Caughey, Corporate Secretary
(Name and Title)

EXHIBIT 99.2

EXECUTION VERSION
RESOLUTION AGREEMENT

This Resolution Agreement (this “Agreement”), dated as of July 2, 2014, is entered into by and among Sentry Precious Metals Growth Fund, Sentry Investments Inc. and Sentry Select Capital Corp. (collectively, the “Sentry Parties”) and Timmins Gold Corp., a British Columbia corporation (the “Company”).

WHEREAS, the Sentry Parties and the Company have agreed to a resolution of matters related to the annual meeting of the shareholders of the Company scheduled to be held on July 31, 2014, or any adjournment of postponement thereof (the “2014 Meeting”);

WHEREAS, having received a recommendation from the special committee (the “Special Committee”) of the Board of Directors of the Company (the “Board”), the Board nominated George Brack, Bruce Bragagnolo, Bryan Coates, Stephen Lang, Luc Lessard, Paula Rogers and Jose Vizquerra Benavides (collectively, the “Existing Nominees”) to stand for election to the Board at the 2014 Meeting; and

WHEREAS, the Special Committee and the Board have considered the qualifications of Anthony Hawkshaw (the “New Nominee”) and conducted such review as they have deemed appropriate, including reviewing materials provided by the Sentry Parties; and

WHEREAS, the Special Committee has recommended that the Board nominate the New Nominee to stand for election to the Board at the 2014 Meeting in addition to the Existing Nominees, and the Board has determined that it is in the best interests of the Company to nominate the New Nominee and the Existing Nominees to stand for election to the Board at the 2014 Meeting.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, the parties hereto, intending to be legally bound hereby, agree as follows:

ARTICLE 1
BOARD OF DIRECTORS

1.1   Director Nominees. The Board shall nominate the New Nominee and the Existing Nominees for election at the 2014 Meeting (the Existing Nominees, together with the New Nominee, the “Agreed Nominees”), for a total of eight nominees. In the event the New Nominee resigns or is otherwise unable to fulfill his duties prior to the 2015 annual meeting of the shareholders of the Company, or any adjournment of postponement thereof (the “2015 Meeting”), the Company shall consult with Sentry as to an appropriate replacement nominee.

1.2   Supplement to the Management Information Circular. Concurrent with the execution and delivery of this Agreement, the Board has determined and agreed to:

(a) maintain the size of the Board at eight directors;

(b) nominate the Agreed Nominees for election as directors of the Company at the 2014 Meeting (with no other nominations being made by or on behalf of the Company or its management);

(c) recommend that shareholders of the Company vote in favour of the Agreed Nominees; and

(d) promptly prepare and file with the applicable Canadian securities regulators, and deliver to the Company’s shareholders, a supplement to the management information circular of the Company dated June 20, 2014 (the “Management Information Circular”) that amends the Management Information Circular to give effect to subsections 1.2(a), (b) and (c) above (the “Management Information Circular Supplement”).

1.3   Withdrawal of Nominees. Concurrent with the execution and delivery of this Agreement, the Sentry Parties hereby withdraw their proposed nomination to the Board of each of the individuals listed in the notice of Sentry Investments Inc., dated as of June 27, 2014, delivered to the Company pursuant to the Company’s advance notice policy adopted as of April 3, 2014 (the “Advance Notice Policy”).

ARTICLE 2
COVENANTS

2.1   Covenants of the Sentry Parties .

(a) The Sentry Parties shall immediately and forever cease all proxy solicitation activities relating to the 2014 Meeting.

(b) The Sentry Parties agree that at the 2014 Meeting they shall vote, or caused to be voted, all of the common shares of the Company (“Common Shares”) beneficially owned or controlled by them in favor of the following resolutions: (i) to elect the Agreed Nominees as directors of the Company to hold office for the ensuing year; (ii) to appoint Deloitte LLP, Chartered Accountants, as the auditor of the Company for the ensuing year and to authorize the directors to fix their remuneration; and (iii) to approve the Advance Notice Policy of the Company. The Sentry Parties agree to vote, or cause to be voted, such Common Shares using the Company’s form of proxy or voting instruction form, as applicable, included with the Management Information Circular Supplement in advance of the relevant deadline for the 2014 Meeting.

(c) From the date hereof until the termination of this Agreement pursuant to Section 4.1, the Sentry Parties agree that they will not, directly or indirectly (including, without limitation, by requesting or suggesting that any other person do so or by supporting another person to do so): (i) requisition a meeting of Timmins’ shareholders for the election of directors of the Company; (ii) solicit proxies or support in connection with the election of directors of the Company; or (iii) solicit proxies or support in connection with the removal of any of the Agreed Nominees; (iv) make or propose any shareholder proposal; or (v) make a request for a shareholder list or other similar Company books and records.

(d) The Sentry Parties shall promptly file an amendment to the Schedule 13D (as defined below), reporting entry into this Agreement, amending applicable items to conform to their obligations hereunder and appending or incorporating by reference this Agreement as an exhibit thereto.

(e) The Sentry Parties shall obtain from the New Nominee a signed agreement to the effect that the New Nominee consents to serve as a director of the Company, if elected, and to be included in the Management Information Circular Supplement and related form of proxy or voting instruction form, as applicable.

(f) Without limiting any other obligation of the Sentry Parties or their respective affiliates hereunder, the Sentry Parties shall do all acts and things as are reasonably necessary to give effect to this Agreement and the transactions contemplated hereby.

2.2     Covenants of the Company .

(a) The Company shall prepare, file and mail the Management Information Circular Supplement reflecting the terms of this Agreement.

(b) The Company shall cause the Complaint to be promptly dismissed with prejudice and without costs (except as specifically set forth herein) and shall not reinstate or file another complaint with respect to the Schedule 13D. As used herein, “Complaint” means that certain complaint filed by the Company against the Sentry Parties in the United States District Court for the District of Columbia entitled Timmins Gold Corp. v. Sentry Select Capital Corp., et al., Civil Action No. 14-cv-01063 (RC).

(c) The Company shall reimburse the Sentry Parties for all reasonable, documented out-of-pocket expenses incurred by the Sentry Parties in connection with the actions of the Sentry Parties relating to the nomination of individuals to serve on the Board described in the Schedule 13D in an amount that shall not exceed $500,000 (inclusive of applicable taxes and disbursements). Such reimbursement shall be provided to the Sentry Parties within five (5) business days following the later of (i) the 2014 Meeting and (ii) presentation to the Company of reasonably detailed documentation setting forth such expenses. Notwithstanding anything to the contrary contained herein, amounts reimbursable pursuant to this Section 2.2(c) shall not include any “success” or “premium” fee or similar charge that may be payable by the Sentry Parties.

(d) Without limiting any other obligation of the Company and its affiliates hereunder, the Company shall do all acts and things as are reasonably necessary to give effect to this Agreement and the transactions contemplated hereby.

2.3   Mutual Release. The parties hereto hereby mutually release each other, and each of their respective predecessors, successors, affiliates, parent companies, and subsidiaries, and past and present agents, directors, officers, employees, representatives, accountants, auditors, consultants, attorneys, and insurers from any and all claims, actions, causes of action, controversies, demands, disputes, duties, debts, damages, obligations, contracts, agreements, promises, issues, judgments, liabilities, losses, sums of money, matters, suits, proceedings, and rights of every nature and description, whether known or unknown, suspected or unsuspected, concealed or unconcealed, foreseen or unforeseen, fixed or contingent, matured or unmatured, accrued or unaccrued, liquidated or unliquidated, whether based on federal, provincial, state, local or other statutory law, rule, regulation, common law or equity, involving, arising from, based on, attributable to, or in connection with: (i) the Sentry Parties’ nomination of directors to be elected at the 2014 Meeting and any press release, disclosure statement or report related thereto (the “Proxy Challenge”), including, without limitation, the Schedule 13D filed by the Sentry Parties with the United States Securities and Exchange Commission (the “SEC”) on June 9, 2014, relating to the Common Shares (the “Schedule 13D”); (2) the Company’s responses to the Proxy Challenge, including, without limitation, any press release, management information circular, disclosure statement or report related thereto; and (3) the filing of the Complaint; provided, however, that nothing in this Section 2.3 shall release any party hereto from its obligations under this Agreement. None of the parties hereto shall complain to any regulatory authority about the Proxy Challenge or the facts set forth in the Complaint.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1   Representations of the Sentry Parties. The Sentry Parties represent and warrant as follows:

(a) As of the date hereof, the Sentry Parties beneficially own or control, and as of June 17, 2014 (the record date in respect of the 2014 Meeting), the Sentry Parties beneficially owned or controlled, directly or indirectly, an aggregate of 27,767,900 Common Shares, and such Common Shares constitute all of the Common Shares beneficially owned or controlled by the Sentry Parties as of each such date.

(b) The Sentry Parties have the power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby.

(c) This Agreement has been duly and validly authorized, executed and delivered by the Sentry Parties, constitutes a valid and binding obligation and agreement of the Sentry Parties and is enforceable against the Sentry Parties in accordance with its terms, subject to the qualification that enforceability may be limited by bankruptcy, insolvency, reorganization or other applicable laws relating to or affecting rights of creditors generally and subject to the qualification that equitable remedies, including specific performance, are discretionary.

(d) The New Nominee does not have any agreement, arrangement or understanding (whether compensatory or otherwise) with any of the Sentry Parties.

(e) Other than complaints made to the Toronto Stock Exchange relating to the date of the 2014 Meeting, the Sentry Parties have not initiated or brought, or taken any steps in connection with initiating or bringing, an action or complaint, directly or indirectly, before a court or regulatory authority against the Company.

3.2 Representations of the Company. The Company represents and warrants as follows:

(a) The Company has the power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby.

(b) This Agreement has been duly and validly authorized, executed and delivered by the Company, constitutes a valid and binding obligation and agreement of the Company and is enforceable against the Company in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other applicable laws relating to or affecting rights of creditors generally and subject to the qualification that equitable remedies, including specific performance, are discretionary.

(c) Other than the Complaint, the Company has not initiated or brought, or taken any steps in connection with initiating or bringing, an action or complaint, directly or indirectly, before a court or regulatory authority against the Sentry Parties.

ARTICLE 4
TERMINATION

4.1   Termination. This Agreement shall remain in full force and effect until the earliest of:

(a) the day following the 2015 Meeting;

(b) June 30, 2015; and

(c) such other date established by mutual written agreement of each of the Company and the Sentry Parties.

4.2   Effect of Termination. Article 5 shall survive the termination of this Agreement. No termination pursuant to Section 4.1 shall relieve any party hereto from liability for any breach of this Agreement prior to such termination.

ARTICLE 5
GENERAL

5.1   Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given to a party if delivered in person or sent by overnight delivery (providing proof of delivery) to the party at the following addresses (or at such other address for a party as shall be specified by like notice) on the date of delivery, or if by facsimile or email, upon confirmation of receipt:

If to the Company:

Timmins Gold Corp.
Suite 1900 - 570 Granville St
Vancouver, BC, Canada V6C 3P1
Attention: Chief Executive Officer
Facsimile: 604-682-4003
Email: bruce@timminsgold.com

with a copy (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
Toronto-Dominion Centre
77 King Street West, Suite 3100
Toronto, ON M5K 1J3
Attention: Adam M. Givertz
Facsimile: 416-981-7126
Email: agivertz@paulweiss.com

If to the Sentry Parties

Sentry Select Capital Corp.
199 Bay Street, Suite 2700
P.O. Box 108
Toronto, ON M5L 1E2
Attention: Ryan Caughey
Facsimile: 416-364-1197
Email: rcaughey@sentry.ca

with a copy (which shall not constitute notice) to:

Cassels Brock & Blackwell LLP
Suite 2100, Scotia Plaza
40 King Street West
Toronto, ON M5H 3C2
Attention: John Vettese
Facsimile: 416 360 8877
Email: jvettese@casselsbrock.com

5.2   No Third-Party Beneficiaries. Nothing in this Agreement, whether express or implied, is intended to or shall confer any rights, benefits or remedies under or by reason of this Agreement on any persons other than the parties hereto, nor is anything in this Agreement intended to relieve or discharge the obligation or liability of any third persons to any party.

5.3   Communications

(a) The parties hereto agree that the press releases attached as Exhibit A and Exhibit B hereto (the “Press Releases”) may be issued by the Company and the Sentry Parties, respectively, on or after 7:00 a.m. (Toronto time), July 2, 2014 (the “Release Time”), and that no party shall (i) make any statement inconsistent with the Press Releases or (ii) prior to the Release Time, make any public announcement or otherwise disclose this Agreement or the transactions contemplated hereby, unless otherwise agreed in writing by the parties hereto.

(b) From the date hereof until the termination of this Agreement pursuant to Section 4.1:

(i) the Sentry Parties and their respective officers and directors shall refrain from making or causing to be made, by press release or similar public statement to the press or media, or in an SEC filing or filing in Canada, any statement or announcement that constitutes an ad hominem attack on the officers or directors of the Company or any person who has served as an officer or director of the Company in the past; and

(ii) the Company and its officers and directors shall refrain from making or causing to be made, by press release or similar public statement to the press or media, or in an SEC filing or filing in Canada, any statement or announcement that constitutes an ad hominem attack on the officers, directors or investment professionals of the Sentry Parties or any person who has served as an officer, director or investment professional of the Sentry Parties in the past.

(c) Nothing in Section 5.3 shall prevent the making of any factual statement as required by applicable legal process, subpoena, or legal requirement or as part of a response to a request for information from any governmental authority with jurisdiction over the party from whom information is sought. In the event such disclosure or information is sought or requested, the party from whom information is sought shall promptly notify the other party, unless such notification is prohibited by law.

5.4   Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. The parties hereto irrevocably and unconditionally consent and submit to the jurisdiction of the Supreme Court of British Columbia located in Vancouver, Province of British Columbia for purposes of any action, suit or proceeding arising out of or relating to this Agreement.

5.5   Assignment. This Agreement shall be binding upon and inure to the benefit of and be enforceable only by the parties hereto. No party to this Agreement may assign its rights or delegate its obligations under this Agreement, whether by operation of law or otherwise.

5.6   Amendments; Waivers. This Agreement may only be amended pursuant to a written agreement executed by all the parties hereto, and no waiver of compliance with any provision or condition of this Agreement and no consent provided for in this Agreement shall be effective unless evidenced by a written instrument executed by the party against whom such waiver or consent is to be effective. No failure or delay by a party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder.

5.7   Entire Agreement. This Agreement constitutes the entire agreement of all the parties hereto and except as provided herein supersedes any and all prior and contemporaneous agreements, memoranda, arrangements and understandings, both written and oral, between the parties hereto, or any of them, with respect to the subject matter hereof. No representation, warranty, promise, inducement or statement of intention has been made by any party which is not contained in this Agreement and no party shall be bound by, or be liable for, any alleged representation, promise, inducement or statement of intention not contained herein. The parties hereto expressly disclaim reliance on any information, statements, representations or warranties regarding the subject matter of this Agreement other than the terms of this Agreement.

5.8   Counterparts. This Agreement may be executed in any number of counterparts (including by facsimile transmission), each of which shall be deemed to be an original, but all of which together shall constitute one binding agreement on the parties hereto, notwithstanding that not all parties hereto are signatories to the same counterpart.

5.9  Expenses. Except as set forth in Section 2.2(c), all fees, costs and expenses incurred in connection with this Agreement and all matters related hereto will be paid by the party incurring such fees, costs or expenses.

5.10  Captions. The captions contained in this Agreement are for convenience only and shall not affect the construction or interpretation of any provisions of this Agreement.

5.11  Specific Performance. The parties hereto agree that irreparable damage would occur in the event any of the provisions of this Agreement were not performed in accordance with the terms hereof and that such damage would not be adequately compensable in damages. It is accordingly agreed that the parties hereto are entitled to seek an injunction or specific performance of the terms hereof in addition to any other remedies at law or in equity, and a party will not take any action, directly or indirectly, in opposition to another party seeking relief on the grounds that any other remedy or relief is available at law or in equity, and the parties hereto further agree to waive any requirement for the security or posting of any bond in connection with such remedy or relief.

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first above written.

TIMMINS GOLD CORP.

By:	/s/ Bruce Bragagnolo
	Name:	Bruce Bragagnolo
	Title:	CEO

SENTRY PRECIOUS METALS GROWTH FUND, by its Manager Sentry Investments Inc.

By:	/s/ Kevin MacLean
	Name:	Kevin MacLean
	Title:	Sr. VP & Sr. Portfolio Manager

SENTRY INVESTMENTS INC.

By:	/s/ Kevin MacLean
	Name:	Kevin MacLean
	Title:	Sr. VP & Sr. Portfolio Manager

SENTRY SELECT CAPITAL CORP.

By:	/s/ Ryan Caughey
	Name:	Ryan Caughey
	Title:	Corporate Secretary

EXHIBIT A

TIMMINS GOLD CORP

Suite 1900 – 570 Granville Street
Vancouver, BC, V6C 3P1
Tel.: (604) 682-4002
Fax: (604) 682-4003

July 2, 2014 **TSX: TMM, NYSE MKT: TGD**

NEWS RELEASE

Timmins Gold Announces Settlement With Sentry Investments

Vancouver, BC – Timmins Gold Corp. (TSX: TMM, NYSE.MKT: TGD) ("Timmins Gold" or the "Company") announced today that it has reached a settlement with its largest shareholder, Sentry Investments Inc. The settlement ends a contested proxy solicitation for the election of directors at Timmins Gold's Annual General and Special Meeting of Shareholders scheduled for July 31, 2014.

As part of the settlement, Timmins Gold will nominate eight Board members instead of seven as previously announced. The nominees are George Brack, Bruce Bragagnolo, Bryan Coates, Stephen Lang, Luc Lessard, Paula Rogers and Jose Vizquerra Benavides, the seven Timmins Gold nominees previously announced, as well as Anthony Hawkshaw, who was previously a Sentry nominee. Sentry has agreed to vote its shares, representing 17% of the Company's issued and outstanding shares, for the election of all eight Timmins Gold nominees.

"We are very pleased to have reached a constructive resolution to the dispute. Sentry's actions accelerated our efforts at Board renewal and have resulted in a Board with deep industry expertise and greater independence," said Paula Rogers, Chair of the Timmins Gold Special Committee of independent directors. "The eight Timmins Gold nominees intend to work closely together to create value for all shareholders."

Said Kevin MacLean, Senior Vice-President and Senior Portfolio Manager at Sentry, "Timmins Gold has assembled an excellent group of experienced and independent mining industry professionals to guide the Company. I congratulate the Company and the Special Committee for its efforts, the high quality of its nominees and its willingness to take Sentry's objectives and concerns into account."

Added Bruce Bragagnolo, Timmins Gold's Chief Executive Officer "With this agreement we can move forward without the expense and distraction of a continuing proxy contest. We will continue to execute on and evaluate Timmins Gold's business strategy, which has delivered superior performance and shareholder return."

Timmins Gold expects to mail a supplement to its previously mailed Management Information Circular in due course, a copy of which will also be available on SEDAR at www.sedar.com and on the Company's website at www.timminsgold.com. The supplement to the Management Information Circular will include information required by applicable securities law on all eight Timmins Gold nominees.

Contacts:
Timmins Gold Corp.
Alex Tsakumis
Vice President, Corporate Development
604-682-4002
alex@timminsgold.com
www.timminsgold.com

For Media
Longview Communications Inc.
Alan Bayless
604-694-6035
abayless@longviewcomms.ca

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Cautionary Note Regarding Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Forward-looking statements are statements which relate to future events. Such statements include estimates, forecasts and statements as to management's expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to production, exploration drilling, reserves and resources, exploitation activities and events, future operations, organic growth, mergers and acquisitions and the appointment of new directors.

In some cases, you can identify forward-looking statements by terminology such as "may", "should", "expects", "plans, "anticipates", believes", "estimates", "predicts", "potential", or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein. Except as required by applicable law, Timmins Gold does not intend to update any forward-looking statements to conform these statements to actual results.

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EXBHIIT B

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News Release
June 2, 2014

SENTRY INVESTMENTS INC. ANNOUNCES SETTLEMENT WITH TIMMINS
GOLD CORP (TSX:TMM)

Sentry Investments Inc. ("Sentry"), who beneficially owns or controls approximately 17% of the issued and outstanding shares of Timmins Gold Corp. ("Timmins"), announces that it has reached agreement with Timmins on the slate of directors to be nominated at Timmins upcoming Annual and General Special Meeting of Shareholders scheduled for July 31, 2014 (the “Meeting”).

As part of the settlement, Timmins will nominate eight directors at the Meeting instead of seven as previously announced. The nominees who will stand for election at the Meeting are George Brack, Bruce Bragagnolo, Bryan Coates, Stephen Lang, Luc Lessard, Paula Rogers and Jose Vizquerra Benavides, the seven Timmins nominees previously announced, as well as Anthony Hawkshaw, who was previously a Sentry nominee. Sentry has agreed to vote its common shares for the election of all eight nominees.

“Sentry’s action to accelerate Board renewal has resulted in a Board slate with deep industry expertise and greater independence,” said Kevin MacLean, Senior Vice-president and Senior Portfolio Manager of Sentry Investments Inc. “We would like to thank Timmins’ Special Committee for their professional approach to achieving our common objectives.”

Sentry also thanks the six mining industry veterans who assisted in this process for their valuable contribution to a successful outcome. “Troy Fierro, Ritch Hall, Tony Harwood, Tony Hawkshaw, Oliver Lennox-King and Marc Prefontaine set the bar high in the Board renewal process.  I am grateful to all for their willingness to help,” said Kevin MacLean.

Sentry believes this outcome is in the best interests of Timmins’ shareholders, including our investment funds, and we look forward to having the eight nominees work closely together and with Timmins’ management team to create value for all shareholders.

About Sentry
Sentry Investments was founded in 1997 and is one of Canada's fastest-growing independent asset management companies. Sentry manages over $14 billion in assets on behalf of more than 400,000 Canadian investors. Sentry offers a diverse range of award-winning investment products available through financial advisors, including domestic and global mutual funds, and separately managed accounts. Sentry is one of only three firms to receive five consecutive Brendan Wood Canadian International TopGun Asset Management Team Awards (2009 to 2013).

For further information, please contact:

Sentry Investments Inc.

Investor Services (Broker/Investor inquiries)
Tel:  1-888-730-4623
Fax: 416-364-1197
info@sentry.ca
www.sentry.ca

ADDITIONAL INFORMATION
Certain statements included in this news release constitute forward-looking statements, including, but not limited to, those identified by the expressions ‘‘expect,’’ ‘‘intend,’’ “will” and similar expressions to the extent that they relate to Timmins. Forward-looking statements in this news release include, but are not limited to, the date of the Meeting.  The forward-looking statements are not historical facts but reflect Sentry’s current expectations regarding future results or events. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Although Sentry believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and, accordingly, readers are cautioned not to place undue reliance on such statements due to the inherent uncertainty therein. Sentry does not undertake any obligation to update publicly or otherwise revise any forward-looking statement or information whether as a result of new information, future events or other such factors which affect this information, except as required by law.